March 25, 2008

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Attention:

Division of Corporation Finance

Office of International Corporate Finance

Evotec Aktiengesellschaft

Registration Statement on Form F-6

Registration Statement No. 333-148604

Dear Sir or Madam:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, the undersigned hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement on Form F-6 to 4:00 p.m. (Washington D.C. time) on March 25, 2008, or as soon thereafter as practicable.

JPMorgan Chase Bank, N.A.

as Depositary

By: /s/ Joseph M. Leinhauser

  Joseph M. Leinhauser

  Vice President